AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

HERMESUS INVESTMENT HOLDINGS, INC.

The undersigned, Colin Breeze, President of Hermesus Investment Holdings, Inc., a Wyoming corporation (the "Corporation"), does hereby certify:

1. He is the President of the Corporation.

2. The Amended and Restated Articles of Incorporation attached hereto consolidate into a single document the Articles of Incorporation filed August 5, 2021 and as amended and restated January 31, 2022, with a new amendment with respect to the authorized capital of the Corporation.

3. The Corporation is authorized to issue 1,000,000 shares of common stock having a par value of $0.0001 per share and 50,000 shares of preferred stock having a par value of $0.0001 per share.

IN WITNESS WHEREOF, the undersigned hereby execute these Amended and Restated Articles of Incorporation of **Hermesus Investment Holdings, Inc.**, a Wyoming corporation, as of the 8th day of August 2022.

_____/s/ Colin Breeze_____
Colin Breeze, President

Contact Person: Colin Breeze
Telephone: 307-910-9701
Email: colin@hermesus.com



WY Secretary of State
FILED: 08/16/2022 11:45 AM
Original ID: 2021-001025827
Amendment ID: 2022-003776962

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

HERMESUS INVESTMENT HOLDINGS, INC.

ARTICLE I — NAME

The name of the Corporation is "Hermesus Investment Holdings, Inc."

ARTICLE II — DURATION

The Corporation shall have perpetual existence.

ARTICLE III — PURPOSES AND POWERS

The nature of the business of the Corporation and the objects or purposes to be transacted, promoted, or carried on by it are to engage in and conduct any lawful business, activity or enterprise for which corporations may be organized under the WBCA.

ARTICLE IV — CAPITALIZATION

The aggregate number of shares which this Corporation shall have authority to issue is One million fifty thousand (1,050,000), one million (1,000,000) of which shall be shares of common stock of a par value of $0.0001 per share (the "Common Stock"), and fifty thousand (50,000) of which shall be shares of preferred stock of a par value of $0.0001 per share (the "Preferred Stock").

The holders of the Common Stock shall not have pre-emptive rights to acquire unissued shares of stock of the Corporation, nor shall such holders be entitled to vote cumulatively for directors of the Corporation.

The Corporation's Board of Directors is authorized, subject to limitations prescribed by law and the provisions of the preceding paragraph of this Article IV, to provide for the issuance of the shares of Preferred Stock in series, any by filing a certificate pursuant to the applicable law of the State of Wyoming, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualifications, limitations, or restrictions thereof. The authority of the Board with respect to each series shall include, but shall not be limited to, the determination of the following:

(a) The number of shares constituting each series and the distinctive designation of each series;

(b) The dividend rate on the shares of each series, the manner in which dividends shall be paid, whether dividends shall be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of each series;

(c) Whether each series shall have voting rights in addition to the voting rights provided by law, and if so, the terms of such voting rights;

(d) Whether each series shall have conversion privileges, and if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board shall determine;

(e) Whether or not the shares of each series shall be redeemable, and if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

RECEIVED AUG 10 2022 WYOMING SECRETARY OF STATE

(f) Whether each series shall have a sinking fund for the redemption or purchase of shares of each such series, and if so, the terms and amount of such sinking fund;

(g) The rights of the shares of each series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, and the relative rights or priority, if any, of payment of shares of each such series; and

(h) Any other relative rights, preferences, and limitations of each such series.

No holder of shares of Common Stock or Preferred Stock shall be entitled as of right to subscribe for, purchase, or receive any new or additional shares of any class, whether now or hereafter authorized, or any notes, bonds, debentures, or other securities convertible into or carrying options or warrants to purchase shares of any class; provided, however, all such new or additional shares of any class, or notes, or bonds, debentures, or other securities convertible into, or carrying options or warrants to purchase, shares of any class may be issued or disposed of by the Board to such persons and on such terms as it, in its absolute discretion, may deem advisable.

TERMS OF SERIES CF PREFERRED STOCK

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

"Business Day" means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of Wyoming are authorized or required by law or other governmental action to close.

"Common Stock" means the Corporation's common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

"Conversion Amount" means the sum of the Stated Value at issue.

"Conversion Date" shall have the meaning set forth in Section 5(a).

"Conversion Shares" means, collectively, the shares of Common Stock issuable upon conversion of the shares of Preferred Stock in accordance with the terms hereof.

"Holder" shall have the meaning given such term in Section 2.

"Liquidation" shall have the meaning set forth in Section 4.

"Notice of Conversion" shall have the meaning set forth in Section 5(a).

"Original Issue Date" means the date of the first issuance of any shares of the Preferred Stock regardless of the number of transfers of any particular shares of Preferred Stock and regardless of the number of certificates which may be issued to evidence such Preferred Stock.

"Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"Preferred Stock" shall have the meaning set forth in Section 2.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Share Delivery Date" shall have the meaning set forth in Section 5(b).

"Stated Value" shall have the meaning set forth in Section 2.

Section 2. <u>Designation, Amount and Par Value</u>. The series of preferred stock shall be designated as its Series CF Convertible Preferred Stock (the "<u>Preferred Stock</u>") and the number of shares so designated shall be up to 50,000 (which shall not be subject to increase without the written consent of all of the holders of the Preferred Stock (each, a "<u>Holder</u>" and collectively, the "<u>Holders</u>")). Each share of Preferred Stock shall have a par value of $0.0001 per share and a stated value equal to $100.00 (the "<u>Stated Value</u>").

Section 3. <u>Voting Rights</u>. Except as otherwise provided herein or as otherwise required by law, the Preferred Stock shall have no voting rights. However, as long as any shares of Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the Holders of a majority of the then outstanding shares of the Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Preferred Stock or alter or amend the Terms of Series A Common Stock of these Second Amended and Restated Articles of Incorporation, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation (as defined in Section 5) senior to, or otherwise <u>pari</u> <u>passu</u> with, the Preferred Stock, (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the Holders, (d) increase the number of authorized shares of Preferred Stock, or (e) enter into any agreement with respect to any of the foregoing.

Section 4. <u>Liquidation</u>. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a "<u>Liquidation</u>"), the Holders shall be entitled to receive out of the assets, whether capital or surplus, of the Corporation an amount equal to the Stated Value, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages then due and owing thereon under these Amended and Restated Articles of Incorporation, for each share of Preferred Stock before any distribution or payment shall be made to the holders of any Common Stock, and if the assets of the Corporation shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the Holders shall be ratably distributed among the Holders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. The Corporation shall mail written notice of any such Liquidation, not less than 45 days prior to the payment date stated therein, to each Holder.

Section 5. <u>Conversion</u>.

    a) <u>Conversions at Option of Holder</u>. Each share of Preferred Stock shall be convertible, at any time and from time to time from and after the Original Issue Date at the option of the Holder thereof, into one share of Common Stock. Holders shall effect conversions by providing the Corporation with the form of conversion notice attached hereto as <u>Annex A</u> (a "<u>Notice of Conversion</u>"). Each Notice of Conversion shall specify the number of shares of Preferred Stock to be converted, the number of shares of Preferred Stock owned prior to the conversion at issue, the number of shares of Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers such Notice of Conversion to the Corporation (such date, the "<u>Conversion Date</u>"). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Corporation is deemed delivered hereunder. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error. To effect conversions of shares of Preferred Stock, a Holder shall not be required to surrender the certificate(s) representing the shares of Preferred Stock to the Corporation unless all of the shares of Preferred Stock represented thereby are so converted, in which case such Holder shall deliver the certificate representing such shares of Preferred Stock promptly following the Conversion Date at issue. Shares of Preferred Stock converted into Common Stock in accordance with the terms hereof shall be canceled and shall not be reissued.

    b) <u>Mechanics of Conversion</u>.

    i. <u>Delivery of Conversion Shares Upon Conversion</u>. Not later than ten (10) Business Days after each Conversion Date (the "<u>Share Delivery Date</u>"), the Corporation shall deliver, or cause to be delivered, to the converting Holder (A) the number of Conversion Shares being acquired upon the conversion of the Preferred Stock, and (B) a bank check in the amount of declared and unpaid dividends, if any.

ii. <u>Reservation of Shares Issuable Upon Conversion</u>. The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders (and the other holders of the Preferred Stock), not less than such aggregate number of shares of the Common Stock as shall be issuable upon the conversion of the then outstanding shares of Preferred Stock. The Corporation covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable.

iii. <u>Fractional Shares</u>. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Preferred Stock.

iv. <u>Transfer Taxes and Expenses</u>. The issuance of Conversion Shares on conversion of this Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Conversion Shares upon conversion in a name other than that of the Holders of such shares of Preferred Stock and the Corporation shall not be required to issue or deliver such Conversion Shares unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid. The Corporation shall pay all Transfer Agent fees required for same-day processing of any Notice of Conversion and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Conversion Shares.

ARTICLE V — BOARD OF DIRECTORS

The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the Bylaws of this corporation.

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

(a) To manage and govern the Corporation by majority vote of members present at any regular or special meeting at which a quorum shall be present unless the act of a greater number is required by the laws of the state of incorporation, these Amended and Restated Articles or the Bylaws of the corporation.

(b) To make, alter, or amend the Bylaws of the corporation at any regular or special meeting.

ARTICLE VI — BYLAWS

Bylaws of this Corporation may be adopted by the Board of Directors, which shall also have the power to alter, amend or repeal the same from time to time as permitted under the WBCA.

ARTICLE VII — CONFLICTS OF INTEREST

To the full extent contemplated by the WBCA, no contract or other transaction between this Corporation and any other corporation, entity or person shall be affected by the fact that a director or officer of this Corporation is interested in, or is a director or other officer of such other corporation. Any director or officer, individually or with others, may be a party to or may be interested in any transaction of this Corporation or any transaction in which this Corporation is interested. Each person who is now or may become a director or officer of this Corporation is hereby relieved from and indemnified against any liability that might otherwise obtain in the event such director or officer contracts with the Corporation for the benefit of such director, officer or any firm, association or corporation in which such director or officer may be interested in any way, provided such director or officer acts in good faith.

ARTICLE VIII — INDEMIFICATION

The Corporation shall indemnify its officers, directors and shareholders to the fullest extent allowed under the WBCA.

ARTICLE IX — INCORPORATOR

The original incorporator is Richard Slater.

ARTICLE X — REGISTERED AGENT

The name and the physical address of the Corporation's registered agent in the State of Wyoming are: Richard C. Slater, 7302 Yellowstone Rd., Cheyenne, Wyoming 82009.

ARTICLE XI — PRINCIPAL ADDRESS

The mailing and physical address of the Corporation is: 7302 Yellowstone Rd., Cheyenne, Wyoming 82009.

ARTICLE XII — BOARD OF DIRECTORS

On August 7, 2022, the Board of Directors resolved to amend these Articles of Incorporation to increase the number of authorized shares of the Corporation's capital stock and to file these Amended and Restated Articles of Amendment containing such amendments subject to shareholder approval.

ARTICLE XIII — BOARD OF DIRECTORS

On August 8, 2022, the supermajority stockholder of the Corporation resolved to approve the action of the Board of Directors taken August 7, 2022, to amend the Corporation's Articles of Incorporation and to file these Amended and Restated Articles of Incorporation containing such amendments.

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